Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2007

Mr. Neil Reithinger
Chief Executive Officer
Baywood International, Inc.
14960 N. 83rd Place
Scottsdale, AZ 85260

Re: **Baywood International, Inc.**
        Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
        Filed July 20, 2007
        Form 10-QSB/A for the Quarter Ended March 31, 2007
        Filed July 20, 2007
        File No. 000-22024

Dear Mr. Reithinger:

        We have reviewed your July 20, 2007 response to our June 20, 2007 letter and
have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

General

1.   It is not readily apparent why you filed the Forms 10-KSB/A and 10-QSB/A on
        July 20, 2007. Please tell us the reason for the amendments to both filings.

Notes to Consolidated Financial Statements

Note 10- Stock Options and Warrants, page F-15

2.   We acknowledge your response to comment 3. Based on the disclosure on page
        18 of your Liquidity discussion, it appears that the warrant holders associated

with your September 19, 2006 Senior Convertible Note transaction may "demand" that you file a registration statement related to the underlying shares. Please clarify for us in disclosure type format a)what your obligation is and the efforts you must expend to register the shares and maintain an effective registration statement of the underlying shares and b)the consequences (financial and otherwise) to the Company of not being able to register and maintain an effective registration statement of the underlying shares.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant